# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group


20 June 2008

[redacted]

08003620

RECEIVED
2008 JUL -7 P 2:42

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

SUPPL

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
JUL 08 2008
THOMSON REUTERS

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

dw 7/8


Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

## General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 19/06/2008 06:02:37 PM

Reference No LI-080619-72AE9

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

**Company name *** LION INDUSTRIES CORPORATION BERHAD

**Stock name *** LIONIND

**Stock code *** 4235

**Contact person *** Wong Phooi Lin

**Designation *** Secretary

**Type *** ● Announcement ○ Reply to query

**Subject :*** Dealings in Securities by Principal Officers Outside Closed Period

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Exercise pursuant to ESOS | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Goh Geok Poey | 16.06.2008 | 1.037 | 15,700 | Negligible |
| | | 1.330 | 15,800 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

19 JUN 2008

# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

17 June 2008

RECEIVED
2008 JUL -7 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

# General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 16/06/2008 06:17:18 PM

Reference No LI-080616-88296

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

**Company name *** LION INDUSTRIES CORPORATION BERHAD

**Stock name *** LIONIND

**Stock code *** 4235

**Contact person *** Wong Phooi Lin

**Designation *** Secretary

**Type *** ● Announcement ○ Reply to query

**Subject :*** Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Dealings | Average Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Kok Wai Hung | 11.06.2008 | 2.84 | 3,000 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

16 JUN 2008

**LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

11 June 2008

RECEIVED
2008 JUL -7 P 2:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 June 2008, Re: D... in Securities by Principal Officers Outside Closed Period for filing pursuant to exempt... ...ed to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPO... ...D

...G PHO...
Secreta...

c.c. Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

## General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 10/06/2008 06:00:50 PM

Reference No LI-080610-700CF

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

| | |
|---|---|
| **Type *** | ● Announcement ○ Reply to query |
| **Subject :*** | Dealings in Securities by Principal Officers Outside Closed Period |

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

| Name of Principal Officers | Date of Exercise pursuant to ESOS | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Ramli Bin Elias | 09.06.2008 | 1.33 | 12,000 | Negligible |

Table 2 - Disposal of Shares

| Name of Principal Officers | Date of Dealings | Average Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Lee Wee Leng | 09.06.2008 | 2.70 | 10,000 | Negligible |

LION INDUSTRIES CORPORATION BERHAD (415-D)

**Attachment(s):- (please attach the attachments here)**

..............................................

*Secretary*

10 JUN 2008

**LION INDUSTRIES CORPORATION BERHAD (415-D)**

A Member of The Lion Group

10 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2008 JUL -7 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

## General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 09/06/2008 06:19:15 PM

Reference No LI-080609-8B0CD

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

| | |
|---|---|
| **Type *** | ● Announcement ○ Reply to query |
| **Subject :*** | Dealings in Securities by Principal Officers Outside Closed Period |

**Note:** If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officers | Date of Dealings | Average Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Ho Yun Tong | 04.06.2008 | 2.85 | 10,000 | Negligible |
| Lee Khian Lai | 05.06.2008 | 2.72 | 6,800 | Negligible |

**Attachment(s):- (please attach the attachments here)**

**LION INDUSTRIES CORPORATION BERHAD (415-D)**

........................................

*Secretary*

- 9 JUN 2008

**LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

RECEIVED
2008 JUL -7 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 2162 2155, 2161 3166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

# General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 13/06/2008 05:20:18 PM

Reference No LI-080613-34AB4

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

| | |
|---|---|
| **Type *** | ● Announcement ○ Reply to query |
| **Subject :*** | Dealings in Securities by Principal Officers Outside Closed Period |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Ho Yun Tong | 05.06.2008 | 1.037 | 15,700 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

13 JUN 2008

# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

19 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 18 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

RECEIVED
2008 JUL -7 P 2:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

## General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 18/06/2008 05:51:08 PM

Reference No LI-080618-61D79

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

**Company name *** LION INDUSTRIES CORPORATION BERHAD

**Stock name *** LIONIND

**Stock code *** 4235

**Contact person *** Wong Phooi Lin

**Designation *** Secretary

**Type *** ● Announcement ○ Reply to query

**Subject :*** Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officers | Date of Dealings | Average Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Tan Chitt Loo | 11.06.2008 | 2.83 | 10,000 | Negligible |
| | 16.06.2008 | 2.80 | 5,000 | Negligible |
| Ee Beng Guan | 17.06.2008 | 2.76 | 28,400 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

..........................................

Secretary

18 JUN 2008

# LION INDUSTRIES CORPORATION BERHAD (415-D)

'A Member of The Lion Group

24 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2008 JUL -7 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version V3.0

# General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 23/06/2008 05:48:12 PM

Reference No LI-080623-5D8BE

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

| | |
|---|---|
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

| | |
|---|---|
| **Type *** | ● Announcement ○ Reply to query |
| **Subject :*** | Dealings in Securities by Principal Officers Outside Closed Period |

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Lim Aik Peng | 19.06.2008 | 1.330 | 10,000 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 JUN 2008



END